PAA Natural Gas Storage, L.P.
333 Clay Street, Suite 1500
Houston, Texas 77002
April 22, 2010
By Facsimile and EDGAR
H. Christopher Owings
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Re:	PAA Natural Gas Storage, L.P. Registration Statement on Form S-1/A Filed April 2, 2010 File No. 333-164492
Dear Mr. Owings:
     On April 16, 2010, PAA Natural Gas Storage, L.P. (“we” or the “Partnership”) received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the above-referenced filing (the “Comment Letter”).
     Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 4 (“Amendment No. 4”) to our Registration Statement on Form S-1 (File No. 333-164492) (the “Registration Statement”). For your convenience, we have hand delivered three full copies of Amendment No. 4, as well as three copies of Amendment No. 4 marked to show all changes made since our filing of Amendment No. 2 of the Registration Statement on April 2, 2010.
     We have repeated in bold each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response. All references to page numbers and captions correspond to Amendment No. 4, unless otherwise specified.
Our Cash Distribution Policy and Restrictions on Distributions, page 53
Unaudited Pro Forma Available Cash from Distributable Cash Flow, page 59
COMMENT:

1.	Please disclose how pro forma expansion capital expenditures were computed.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 4 to disclose how pro forma expansion capital expenditures were computed. Please see page 61.

Financial Statements, page F-1
Unaudited Pro Forma Condensed Combined Financial Statements, page F-2
Unaudited Pro Forma Condensed Combined Statement of Operations, page F-4
COMMENT:

2.	We reviewed the revisions to note (g) in response to comment 13 in our letter dated March 24, 2010. You disclose that the allocation of PAA personnel costs to PNGS increased due to increased levels of activity of PNGS; whereas your disclosure on page F-25 indicates that the allocation of PAA costs to PNGS increased because PNGS will now be charged for executive officer expenses not previously permitted. Please revise your disclosures for consistency or provide additional clarifications, as applicable.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure in Amendment No.4 to provide for consistency between the two statements. Please see pages F-6 and F-25.
PAA Natural Gas Storage, LLC Consolidated Financial Statements, page F-8
Notes to Consolidated Financial Statements, page F-14
Note 2. Summary of Significant Accounting Policies, page F-14
Property, Plant and Equipment, page F-19
COMMENT:

3.	We reviewed the response to comment 16 in our letter dated March 24, 2010. Please tell us whether you considered useful life estimates used by other companies in the industry for similar assets and provide us with any such information that was considered. To the extent your estimated useful lives are significantly different than others in the industry, please explain why you believe the differences are reasonable.

RESPONSE:

Consistent with applicable GAAP requirements, the useful life estimates for our assets are based primarily on the operating and commercial capabilities of our assets rather than the useful life estimates used by other companies in the industry for similar assets. In addition, we supported and verified our useful life estimates by having recognized third party industry experts assess and confirm the validity of the assumptions upon which such estimates are based.

Notwithstanding our approach, as part of our evaluation process, we did gather and review industry peer information for selected public entities with assets comparable to ours. For many of these public entities, however, information regarding the estimated useful lives of their assets is presented in summary format and it is not apparent from the information available what the estimated useful lives are for specific assets and what specific types of assets are included in a group of depreciable assets. In addition, we are unaware of any existing public entities whose business and assets are focused exclusively on natural gas storage and related services, and for those public entities that have similar assets, it is typically not possible to discern from available data whether the condition of such entities’ assets is comparable to the condition of our assets. Accordingly, we gathered third party information primarily for anecdotal evidence of other companies’ practices, and we did not rely on this information in reaching our own conclusions about the estimated useful lives of our assets.

As you requested, provided below is a summary of the information we gathered regarding useful life estimates used by other companies for similar assets. We do not believe that our range of useful life estimates, which is 50 to 70 years, is significantly different than the useful life estimates of the public entities summarized below.

		Description of comparable	Estimated
Entity	Stock Symbol	assets included in disclosure	useful lives
Spectra Energy	SE	Underground storage	Up to 50 years
Boardwalk Pipeline Partners	BWP	Storage	Average of 47 years
Enterprise Products Partners	EPD	Underground storage	Up to 35 years
AGL Resources, Inc.	AGL	Salt dome storage	60 years
Kinder Morgan Energy Partners	KMP	Underground storage	Up to 62.5 years
Oneok Partners	OKS	Variety of assets including natural gas storage and pipelines	Up to 80 years
Energy Transfer Partners	ETP	Variety of assets including natural gas storage and pipelines	Up to 83 years
Buckeye Partners	BPL	Variety of assets including natural gas storage and pipelines	Up to 50 years

It is worth noting that we believe the assets owned by certain of these entities were acquired from other entities after several years of use. Accordingly, the disclosed estimated useful lives are from the date of ownership change and suggest the actual asset life for a new asset would extend beyond the years indicated, without regard to extended lives associated with improved technology and construction practices over the last 20 to 30 years. In that regard, it should also be noted that both our Bluewater and Pine Prairie facilities are greenfield projects constructed subsequent to 2004.
*****
     If you have any questions or comments concerning these responses, please call Richard McGee, our Vice President — Legal and Business Development, at (713) 652-3655 or David P. Oelman at Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours, PAA NATURAL GAS STORAGE, L.P.
By:	PNGS GP LLC, its general partner
/a/ Al Swanson Al Swanson Senior Vice President and Chief Financial Officer

cc:	David P. Oelman D. Alan Beck

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